Exhibit 99.2
DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

DELL INC.
Moderator: Frank Molina
September 21, 2009
9:15 a.m. CT

Operator:	Good morning and welcome to the Dell Industry Analyst conference call. I’d like to inform all participants this call is being recorded at the request of Dell. This broadcast is copyrighted property of Dell Inc. Any rebroadcast of this information in whole or part without the prior written permission of Dell Inc. is prohibited.

Later we will conduct a question and answer session. If you have questions, simply press star then the number one on your telephone key pad at any time during the presentation. I’ll now turn today’s conference over to Mr. Molina. Sir, you may begin your conference.

Frank Molina:	Thank you, (Tiffany). Good morning and thank you for joining us on such a short notice.

With me today are Dell’s President of Large Enterprise, Steve Schuckenbrock and President, CEO of Perot Systems, Peter Altabef.

We are pleased to announce that Dell and Perot Systems have reached a definitive agreement for Dell to acquire Perot at a price of $30 per share, giving the transaction a total value of $3.9 billion. We will fund the transaction with existing cash and expect it to close in Dell’s fiscal fourth quarter. Additional information about the transaction, the participants and the risks associated with it will be included in the respective SEC filings of Dell and Perot Systems. Steve and Peter will each share their views. And then we will take approximately 20 minutes of Q and A. Today we will focus on the high-level rationale for the

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

combination. At closing, you can expect a more detailed strategic review of our plans to grow the combined company, including expected synergy. With that, I will turn it over to Steve for opening remarks.

Steve Schuckenbrock:	Well hello, this is Steve Schuckenbrock. I am really, really thrilled to have this day come. You know for us we’ve — as we’ve talked to many of you through time, we’ve been looking for the right services acquisition. And our eyes have been on Perot as the right services acquisition for quite some time. And so we’re really delighted that this day has come.

The acquisition really does create a compelling combination of IT capability for customers. It certainly broadens both companies’ range of capabilities. And I think as you look at the characteristics of what Perot does and what does in the services space individually as well as what we will now be able to do collectively, this clearly is a strengthening of our value proposition to our customers.

We really based the decision on this being the right acquisition on a number of different factors, but it starts with the people. And we’ve been unbelievably impressed in the couple of year relationship that we’ve had working together with the management team and the front line contributors at Perot. They’ve been phenomenal to work with in the design of services that we’ve brought to market together as well as in various different customer scenarios as we partnered to go (saltson). Really complicated customer issues in a couple of different industries.

Part of that relationship over the past couple of years has really been working with Perot in the design of the modular services offerings that we’ve talked to you about. And the modular services offerings that we offer through Dell actually has a lot of Perot IP built into how we bring those services to market, or how we deliver those services that we sell within the market.

Perot and Dell have worked quite significantly in both the health care and in the government space. And have made several announcements over the course of the last year ranging from financing considerations to help small, medium sized enterprises as they transition to the services — Perot services and

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

Dell hardware and services infrastructure. But also, in terms of how we partner in enabling hosted approaches to health records and the automation of the medical system which will be at the core of the productivity that is necessary to enable the services as they transform in the U.S. government and in the governments around the world, in countries around the world.

And so we’re pretty excited about this combination in that it creates really a $16 billion overall enterprise and service combination. With our services revenue now together at about $8 billion. All of this capability will be consolidated into one services organization. And that services organization will be lead by Peter and the management team at Perot, along with the significant talent from Dell being combined under Peter’s leadership. And so we feel terrific about the fact that we will not miss a stride as we bring our assets together and begin our collective focus on our customers.

Peter, I know you’ve got a few comments.

Peter Altabef:	Well, thanks Steve. And I also want to share Steve’s comments in welcoming everyone to this call. I know on the call we have some analysts that have followed both companies and some analysts that have only followed company or the other.

To give a little bit of a background about Perot Systems for those of you who haven’t necessarily followed us, we offer a very broad, diversified set of services through consulting, (intrastructure) operations, applications and business process outsourcing.

When we looked for let’s say the different opportunities out there, one of the things as Steve mentioned, this is something that Dell has looked at for a while. Similarly, we have been working with Dell for a while. As Dell — as Steve mentioned and we’ll get a little more detail about some of the offerings we’ve done together, this really has been a 2-year period where people have had an opportunity to really get to know one another from a working relationship, pretty deep in the organization. And so I think unlike some integrations where there’s a lot of prep work that will be needed, this one is going to be

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

pretty large in scale but I think everyone already has their head on as to how about doing it.

I will tell you the senior leadership of Perot Systems is committed to staying and being a big part of this Dell team as we move forward, and that includes me. And we have already signed all of our top ten senior leaders into this transaction already.

Again, with respect to Perot Systems for some of you who may be new to us, we provide deep domain knowledge which has been the driver in our company to date in industry verticals. Those verticals include health care and government services, but also in manufacturing and consumer and in financial services. We’re the largest provider of health care IT services, we believe globally. Supporting about 1,000 hospitals and more than 200,000 clinicians across the globe. We already work with two of the top five global investment banks. We manage more than 2.5 million car rental reservations a year, and more than 3 million life, annuity and health insurance policies. So just a few examples of the deep domain knowledge that we have.

We believe the combination of Dell and Perot Systems will provide our clients, as well as Dell’s clients, with a more complete suite of IT services solutions. And as Steve said, some of that work is already going on. So for a while we have been jointly collaborating to develop IT solutions for shared customers including the modular services that Steve referred to earlier. Those are our portfolio of discreet offerings which give clients the ability to purchase only those services that they need. And something that we think is particularly timely in this economy.

To close out the introductory session, I am very excited, as is the Perot Systems team, about this opportunity and looking forward to build a platform for further growth and success with Dell.

So with that, Steve, I’ll hand it back to you.

Steve Schuckenbrock:	Yes, thanks Peter. And I think that this probably is an appropriate stage with which to launch into questions.

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

I will tell you that as we’ve done the analysis and the work you know with regards to this acquisition, we think we’ve laid out a path to where this really becomes a real platform for growth as we expand into — further into Europe and further into Asia together. Perot’s ability to take advantage of our distribution resources and capability where we have over 10 million customer relationships around the world ranging from small to large companies, and our ability to integrate our services capabilities with theirs under one leadership team, we think this whole deal conspires to be a great growth proposition for the business. And actually see, both through a combination of growth and other synergies, that this deal will be GAP accretive within 2 years. And so we’re pretty excited about the overall economics of the — and potential this relationship has for our shareholders as well.

So with that, well why don’t we turn it over to questions.

Operator:	Ladies and gentlemen, we will now begin the question and answer portion of today’s call. If you have questions please press star 1 on your telephone keypad. You’ll be announced prior to asking your question. If you would like to withdraw your question, press the pound key. One moment while we take the first question.

Again, for any questions or comments that’s star then the number 1.

(Audio gap).

Operator:	Again, for any questions or comments please press star than the number 1.

Your first question comes from the line of (Alexander Motsengofe).

(Alexander Motsengofe):	Hi and congratulations on the proposed acquisition.

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

I had a question to Steve. Steve, is there a way you could go a little bit deeper into how is Dell going to be dealing with some of the partnerships that you have with some of the large services providers, especially those established post the EDS acquisition by HP?

And also a second question perhaps that could go to both, even Peter. Is there a way you could give us some insight how the new services organization is going to be structured from a service line perspective? Obviously, Dell has a large services-attached business and it’s some of a different model than the outsourcing solutions and the consulting that Perot has. So if you could of give us some insight on how that will be structured all together.

Steve Schuckenbrock:	Sure. Thanks for the question.

Starting with the partners. We’ve had partners — system integration partners including Perot, for that matter, for many years dating well back of the EDS HP transaction of a couple of years ago. Second is there’s no question that we have been very, very open with our partners that we intended to continue to grow our services business. And this is an indication that we do intend to continue to grow our services business. But yet, with this acquisition, we remain, even at $8 billion, relative small and fairly narrowly focused in terms of any significant scale on an industry basis. Certainly, Perot Systems brings great credibility and capability for health care as well as in certain pieces of the government space. Dell has a significant footprint in commercial accounts, but mostly in the client arena. And so there is a tremendous amount of white space in our growth in Europe as well as in APJ, as well as in other industry segments in the U.S.

Having said that, we intend to grow and expand in those spaces. And we intend to, through appropriate Chinese wall kind of capabilities, continue to provide hardware and services to our partners, and in some cases we’ll find ourselves in competitive situations with them. I think if you really plotted those competitive situations relative to the kind of competitive situations that they’ll see day in and day out with some of the other alternatives in the hardware space, I think we will continue to be, by far and away, the

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

best partner for them to do business with. But obviously, those are conversations that need to be had. We will share our strategy. We’ve tended to be much stronger, both Perot as well as Dell, in the small and medium size business space. And not the super large deals. And we’re very, very happy to continue to compete in those spaces and continue to partner with ESI’s in the spaces that are not as great a focus for us.

Peter can jump on this next one but I’ll provide a little bit of perspective. Relative to how the services unit will work, basically, services will be a stand-alone LOB within Dell, with all of the functionality and capability of both organizations combined inside of that line of business, including tech support. And we think that’s really important. I’ll spend a moment and talk about modular services. As we’ve built out this capability, we now in all of the U.S. and through most of Europe have the capability to turn our call centers that typically were reactive and waited for the phone to ring into proactive services capabilities where we can monitor our customers’ distributed environments for all sorts of issues ranging from security to patch management, asset management, configuration management, et cetera. And whenever a problem is found, either proactively fix it with no end-user intervention, or send it to one of those call centers that speaks the language that the customer wants to be supported in, and can proactively solve the problem as opposed to waiting for the issue to cause productivity issues on the other end. And we think it’s a terrific service and it leverages the asset base that has come from our hardware business, both our call centers and our field services capabilities which will not be a part of our new services lob.

Peter, you want to jump into that?

Peter Altabef:	Yes, thanks Steve.

I share Steve’s view as to how the larger Dell will be growing, going forward.

Just a few comments, as Steve said that the intent here is to create a services unit of scale. There are about $8 billion of those services business in the

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

combined Dell going forward from day one. And there’s some real scale there. So, for instance, in India now between the two services organizations, we’ll have 23,000 people in India on day one. The scale that we were already building out in Mexico, in Romania, in Ireland and the Philippines from a diversified low cost environment is now enhanced by the other Dell diversified low cost environment as well. So I think you’re going to see us taking full advantage of that $8 billion dollars worth of services revenue very, very quickly from a functional standpoint.

To mirror Steve’s comments about Dell moving forward, working in a cooperative spirit with other services and solutions providers which is absolutely the case and the expectation of — and a services and solutions provider itself, we will also be working with other hardware providers. We expect that we’ll have in a tremendous offering from Dell as a platform, and be able to certify Dell solutions much more easily and, quickly than we ever had. But there will be clients that will want platforms that are independent of Dells. And we’ll be able to provide those just the way we do today.

In both of those cases that Steve alluded to, we think we’re going to be able to provide the best of all worlds. And I think we’re going to do it in a way that is welcoming to make sure that our clients know that they’re getting the best of breed, whether that’s in services or in hardware, and they’re getting what they want. Certainly from my standpoint, the key of any good services organization is to give the clients what they want. Dell has done a great job of that in the products and services they provide. And I think together we’re going to be able to even enhance what the two organizations can do.

Operator:	Your next question comes from the line of (Dean Anderson) with Gartner.

(Dean Anderson):	Hi, Steve. Hi, Peter. Congratulations on the announcement.

Just have a quick question. So how does this change the go to market of the combined firm? Steve, you got aligned I think what sounds like a pretty robust following product strategy from the services first element of it, what

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

changes moving forward for that combined entity and for Perot kind of in the lead in that side?

Steve Schuckenbrock:	Yes. At first I think we still have details that obviously will be worked through as we now move into a really robust integration plan. Broadly speaking, we absolutely recognize and embrace the fact that account management moves with the services relationship and it’s something that the hardware teams that we have can compliment. We want to make sure that the services teams continue to have the lead in the large services accounts where it is so critical that they can lead the relationship and also lead the integration and application of IT to the business problems. And also give customers access to really, really good hardware propositions.

In terms of the pursuit of new opportunity and new logos, again I think depends on the type of deal. If you’re looking at some very close-to-the box hardware oriented deals, Dell may have the lead. If you’re looking at some more outsourcing real kind of large bids — and when I say large bids, I really mean big services content in the bids, it would make sense for Perot to have the lead in those deals. How that exactly works and who does what when and how, is all left up into the integration plan. But the spirit of this is to make sure that the right resources leading at the right time. And both teams want to make that happen as efficiently as possible.

Peter Altabef:	Steve you know on the Perot Systems vantage point we have, I believe, a wonderful group of clients and clients that I think will be able to take better advantage of some of the Dell platforms and hardware going forward.

We also, from a growth standpoint, we’re currently in about 25 countries around the world, some of those more than others. This transaction will give us a global scale and a global reach that I think will make us more competitive on RFPs and in deal pursuits where a broader geographic scale is needed. Dell is in 180 countries around the world. And I think that our ability to join forces with their existing services team as well as with the footprint that they have and to scale up that footprint in different geographies is going to be a very big asset for us, going forward. So I think

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

we’ve done well expanding geographically and internationally. It had a been a major emphasis — focus for us going forward. And I think with this, we become much more competitive to really go toe to toe on a very, very broad scale geographically now.

(Dean Anderson):	Great.

Operator:	Your next question comes from the line (Mattie Baharlowe) with IDC U.K.

(Mattie Baharlowe):	Hello. Peter, we met about two weeks ago in London.

Peter Altabef:	Yes we did.

(Mattie Baharlowe):	And at that time you talked a lot about Perot’s focus being not on the standardized services, but a lot more on the customized. And you talked about how every customer wanted something unique and that the modular services — you used that expression so I noted at that time it was the same name as Dell used. But you said that was sort of more the building blocks and not what people really wanted. And that sort of seems to me to be a bit in contrast to Dell’s strategy here. Could you explain a bit more about that?

Peter Altabef:	Well, it may be one of emphasis. Certainly we are very client focused and we are very services focused, so we do create, if you will, custom solutions for clients. But in most of those solutions, fully 80% is standardized. And that’s actually been when you look at the history of outsourcing and the history of services, the way those transactions make sense and the way you can provide value to your clients is one, through innovation but two, to taking what they do, kind of putting it behind the curtain, applying your standard methodology, your standard practices, your standard workflow and tools as well as hardware, and create a lot of efficiencies. So I will say it’s always kind of been a 20/80 kind of scenario between standardization and customization.

With respect to modular services in particular, as I referred to, we consider that to be a very powerful set of building blocks. Interestingly, what we’re finding now with some customers as we work through the modular services world, is that they want an additional module. So early one when we

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

rolled out modular services, it was we’re going to provide you these specific items. And interestingly what we’re hearing now is there’s interest in those specific items, but they’d like one more. And they’d like to buy a systems integration module. So if you will, that ability to repackage, that ability to make sure that everything works together, that ability to make sure that from an architecture standpoint, you know you have the right plan going forward for you client. You could see in just modular where there might be some areas where there are gaps. And clients are actually asking us to fill those gaps with a module around systems integration. So I think that the systems integration business plan is alive and well. And I think in a world with cloud computing and software as a service, even more so. Because ultimately clients will be looking to that kind of leadership from their providers.

But in terms of the basic building blocks, in terms of that 80/20, in terms of the 80, I think the message is very consistent.

(Mattie Baharlowe):	So the modular services will be more building blocks and not sort of the freight — front of the messaging?

Peter Altabef:	Well, it will depend on the client, right? If you are a small to medium business, you might just take the modular services. If you are Fortune 100 or, a Fortune 10 client, you’re likely to take the modular services as part of a menu that includes a substantial amount of systems integration work wrapped around them.

Male:	Operator, we’ll move one. We have time for just one last question. Thank you.

Operator:	Yes, sir. Your final question comes from the line of (Peter Bindersamuel) with (Everest) Group.

(Peter Bindersamuel):	Hi, Steve. Hi, Peter.

Male:	Hello, Peter.

Male:	Hey...

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

(Peter Bindersamuel):	Congratulations. Nice move and I’m confident that we very synergistic. I have two questions for you.

One is, where will this new entity report into, into Dell? How did that work? And who will Peter be reporting to? And the second one is what’s next? Are you anticipating other acquisitions, or are you done?

Steve Schuckenbrock:	Yes, I’ll be glad to take that.

Peter will report to (Michael) and be on the executive leadership team. And so he’ll be one of (Michael’s) I guess 12 or 13 direct reports. And so that’s the answer to kind of the reporting relationship of the business.

Number two is we’re — as we look to expand, there’s a number of different capabilities we will continue to tuck in. But this will be the foundational asset that we build from. And so more consulting capability in certain geographies. More managed services delivery capacity in certain geographies. We have to always make the trade off of you know what’s best, organic or inorganic, in any one of those decisions, but the intent is this is the foundation of those decisions we made again.

Peter Altabef:	And Peter, thank you again for your question.

So if you look at Dell today, there are four major business units that drive Dell from a P and L standpoint. This will now be the fifth.

(Peter Bindersamuel):	Great. I look forward to your success. I...

Peter Altabef:	Thank you, Peter.

(Peter Bindersamuel):	... think it’s a really nice play for both of you.

Steve Schuckenbrock:	Thanks, Peter.

Male:	Thank you very much. With that, that concludes our call. As always you can reach out to us both through Dell analyst relations, or directly through Perot

DELL INC.
Moderator: Frank Molina
09-21-09/9:15 a.m. CT
Confirmation # 30960633

Systems for the follow up. And we’ll let you go with that. Thank you very much for joining us today.

Operator:	This concludes today’s conference call. We appreciate your participation. You may now disconnect at this time.
END
Additional Information
The planned tender offer described in these materials has not yet commenced. The description contained in these materials is not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Perot Systems will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.